Mail Stop 4561

May 20, 2010

Richard E. Leigh, Jr., Esq., General Counsel
Motricity, Inc.
601 108th Ave. Northeast, Ste. 800
Bellevue, WA 98004

> **Re: Motricity, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 14, 2010**
> **File No. 333-164471**

Dear Mr. Leigh:

We have reviewed the above-captioned filing and your response letter dated
May 14, 2010, and have the following comments. Where prior comments are referenced, they
refer to our letter dated May 10, 2010.

Risk Factors, page 12

1.   We note the corporate opportunities waiver that will be included in your amended and
restated certificate of incorporation. Please add a risk factor addressing the potential
impact of the waiver, if material.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-based compensation, page 53

2.   Please update your discussion of critical accounting policies and estimates related to
stock-based compensation for the interim period ended March 31, 2010 and through
the date of effectiveness. Ensure that your disclosure describes the significant
intervening events within the company and changes in assumptions made as well as
weighting and selection of valuation methodologies used in determining the fair value
of your common stock for each valuation date and compared to the estimated IPO
price.

Certain Relationships and Related Party Transactions

Series H Preferred Stock, page 137

3.   We note your response to prior comment 8. As initially requested, revise to discuss who was involved in the process, and all material changes in terms. See Item 404(a)(6) of Regulation S-K. In addition, revise to explain why, in connection with the offering, you "decided that it would be desirable to extend the redemption date of Series H preferred stock from August 31, 2011 to a later date." This discussion should address, without limitation, whether the holders of the Series H preferred stock determined that they would no longer convert their shares at the time of the offering (as originally planned).

4.   We note your response to prior comment 9. As previously requested, please disclose the public offering and average closing price conversion triggers for the Series H preferred stock in your next amendment. We also note that your disclosure on page 137 states that the Series H preferred stock "will convert" into your common stock if the IPO price is above a specified amount; this disclosure is inconsistent with your disclosure on pages 139 and F-44, which states that conversion is at the company's option. In addition, your disclosure on page 137 states that the Series H preferred stock had and will continue to have a mandatory redemption date, whereas your disclosure on pages 139 and F-44 states that on or after the redemption date, you must redeem the Series H preferred stock only at the request of at least a majority of Series H shareholders. Please revise to eliminate the inconsistencies.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

5.   We note your revised disclosure in response to prior comment 14. Please revise to indicate the element to which you apply the residual method.

Note 11. Stock Options and Warrants, page F-34

6.   We note the data added to tabular disclosure in Note 11 in response to prior comment 16. To the extent material, please provide corresponding interim period information to the other disclosures in Note 11.

7.   Tell us why you have presented here, and throughout your filing, the amount and per share price of warrants to purchase shares of Series A and B redeemable preferred stock *prior to* adjustment for the 15-for-1 reverse stock split of your common stock expected to be approved prior to the effective date of the registration statement. Consider revising in accordance with SAB Topic 4C.

*   *   *   *   *

       As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (212) 446-4900</u>
       Mark D. Director, Esq.
       Christian O. Nagler, Esq.
       Kirkland & Ellis LLP